Mail Stop 3-8


											April 18,
2005

By Facsimile and U.S. Mail

Mr. Michael D. Lohner
President and Chief Executive Officer
Home Interiors & Gifts, Inc.
1649 Frankford Road
W Carrollton, Texas 75007

		RE:	Home Interiors & Gifts, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 23, 2005
			File No. 333-62021

Dear Mr. Lohner:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

2004 Compared to 2003, page 15

1. In future filings where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing factors to your decrease in gross profit percentage when comparing fiscal year
2004 to fiscal year 2003, quantification of individual impacts should be provided. See Item 303(A) of Regulation S-K and Financial Reporting Codification 501.04.

2. You disclose that in comparison to 2003, domestic direct selling gross profit percentage in 2004 was higher as a result of management`s actions taken during 2004. In future filings please describe the specific actions taken by management. You should also describe the underlying reasons for management`s actions. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 21

3. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you explain that $21.0 million of cash used by working capital consisted primarily of a $7.3 million increase in accounts receivable, a $2.2 million increase in prepaid expenses, a $5.1 million decrease in accounts payable, a $1.0 million decrease in income taxes payable, a $5.9 million decrease in accrued seminar expenses and incentive awards, a $2.7 million decrease in Decorating
Consultant royalties payable which was offset by a $2.4 million increase in deferred revenue. In future filings please provide analysis explaining the underlying reasons for the significant fluctuations in the working capital accounts. Refer to SEC Release
No. 33-8350.

Contractual Obligations, page 23

4. Your twelve-year license agreement with Meredith Corporation provides for guaranteed annual minimum licensing royalty payments to
Meredith that escalate through the term of the agreement. In the contractual obligation table guaranteed minimum licensing royalty obligations are not included in columns representing payments due after three years. Please supplementally advise and revise in future filings.

Part IV, Item 15(a).  Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income, page
F-4

5. It appears that depreciation expense is classified as general and administrative expenses in the consolidated statement of operations.
If depreciation expense is excluded from cost of sales, please revise the cost of sales captions accordingly in future filings. Refer to
SAB Topic 11.B.

Consolidated Statement of Shareholders` Deficit, page F-5

6. As a result of the Preferred Stock Repurchase, you recognized a $45.1 million reduction in additional paid in capital related to $29.5 million preferred stock dividends paid, $15.3 million premium paid in excess of the liquidation value of the preferred stock and $0.3 million of legal and advisory fees. Please supplementally explain with reference to authoritative guidance why the $29.5 million preferred stock dividends and $15.3 million premium paid in excess of the liquidation value of the preferred stock were recorded as a reduction to additional paid in capital rather than being reflected as a charge to accumulated deficit. In future filings please note that when state laws have effects of a significant nature the significant facts should be disclosed. Please refer to APB 6 for guidance.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Financial Instruments, page F-7

7. You classify gains and losses from interest rate swap transactions as "Other income (expense), net." Given the intent of the interest rate swap transactions is to fix the interest rate paid on the company`s variable rate debt obligations, it would appear that the appropriate classification for gains and losses on interest rate swap transactions would be interest expense. Please revise future filings accordingly.

Note 18. Segment Reporting, page F-26

8. Based on your Item 1 disclosures, we understand that you sell
several types of products.   In future filings please provide the
revenue disclosures by product or each group of similar products unless it is impracticable to do so as required by paragraph 37 of SFAS 131.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549.
In
his absence, questions may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. Michael D. Lohner
President and Chief Executive Officer
Home Interiors & Gifts, Inc.
April 18, 2005
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